Exhibit 99.1

Seanergy Takes Delivery of its 17th Capesize, M/V Worldship,
with Immediate Commencement of Period Charter

September 8, 2021 - Glyfada, Greece - Seanergy Maritime Holdings Corp. (the “Company” or “Seanergy”) (NASDAQ: SHIP) announced today that it took delivery of the previously-announced Capesize vessel acquisition, the M/V Worldship (the “Vessel”). The Vessel is a 181,415 dwt Capesize bulk carrier, built in 2012 by Imabari of Japan. The M/V Worldship is the sixth Capesize delivery that Seanergy has successfully completed in 2021 to-date.

M/V Worldship has already entered a time charter (“T/C”) with an existing charterer of the Company, at a gross fixed rate of $31,750 per day for a period of about 12 to about 16 months from the delivery.

The purchase price has been funded with cash on hand, while Seanergy is in advanced discussions with  a leading bank for financing part of the acquisition cost at competitive terms.

Stamatis Tsantanis, the Company’s Chairman & Chief Executive Officer, stated:

“I am pleased to announce the addition of the seventeenth Capesize vessel to our fleet and the concurrent commencement of her period employment. Including this delivery and the sale of the M/V Leadership, 94% percent of our fleet is employed under period time charters, 87% of which are index-linked T/Cs. This allows us to fully utilize our fleet in order to capitalize on the robust market rates.

We are excited to see the strongest Capesize market of the last 11 years, with daily rates exceeding $45,000, which affirms our commercial strategy.

Based on the prevailing Capesize supply-demand fundamentals, we remain confident about the prospects of our market for the years to come.”

Company fleet, following the delivery of M/V Leadership to the new owners:

Vessel Name	Vessel Class	Capacity (DWT)	Year Built	Yard	Employment
Patriotship	Capesize	181,709	2010	Imabari	T/C – fixed rate
Worldship	Capesize	181,415	2012	Koyo - Imabari	T/C – fixed rate
Hellasship	Capesize	181,325	2012	Imabari	T/C Index Linked
Fellowship	Capesize	179,701	2010	Daewoo	T/C Index Linked
Championship	Capesize	179,238	2011	Sungdong SB	T/C Index Linked
Partnership	Capesize	179,213	2012	Hyundai	T/C Index Linked
Knightship	Capesize	178,978	2010	Hyundai	T/C Index Linked
Lordship	Capesize	178,838	2010	Hyundai	T/C Index Linked
Goodship	Capesize	177,536	2005	Mitsui	Voyage/Spot
Friendship	Capesize	176,952	2009	Namura	T/C Index Linked
Tradership	Capesize	176,925	2006	Namura	T/C Index Linked
Flagship	Capesize	176,387	2013	Mitsui	T/C Index Linked
Gloriuship	Capesize	171,314	2004	Hyundai	T/C Index Linked
Geniuship	Capesize	170,057	2010	Sungdong SB	T/C Index Linked
Premiership	Capesize	170,024	2010	Sungdong SB	T/C Index Linked
Squireship	Capesize	170,018	2010	Sungdong SB	T/C Index Linked
Total / Average age		2,829,630	11.5

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is the only pure-play Capesize ship-owner publicly listed in the US. Seanergy provides marine dry bulk transportation services through a modern fleet of Capesize vessels. Following the delivery of M/V Leadership to the new owners, the Company's operating fleet will consist of 16 Capesize vessels with an average age of 11.5 years and aggregate cargo carrying capacity of approximately 2,829,630 dwt.

The Company is incorporated in the Marshall Islands and has executive offices in Glyfada, Greece. The Company's common shares trade on the Nasdaq Capital Market under the symbol “SHIP”, its Class A warrants under “SHIPW” and its Class B warrants under “SHIPZ”.

Please visit our company website at: www.seanergymaritime.com.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events. Words such as "may", "should", "expects", "intends", "plans", "believes", "anticipates", "hopes", "estimates" and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company's operating or financial results; the Company's liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; risks associated with the length and severity of the ongoing novel coronavirus (COVID-19) outbreak, including its effects on demand for dry bulk products and the transportation thereof; and other factors listed from time to time in the Company's filings with the SEC, including its most recent annual report on Form 20-F. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Seanergy Investor Relations
Tel: +30 213 0181 522
E-mail: ir@seanergy.gr

Capital Link, Inc.
Daniela Guerrero
230 Park Avenue Suite 1536
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com